UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BGM Group Ltd Announces Termination of Previously Announced Transaction

Reference is made to the Company’s filing on Form 6-K on May 28, 2025 (the “May 2025 6-K”), terms used but not defined herein shall have the meaning set forth in the May 2025 6-K. Due to change of business strategies, the Company and the Seller mutually agree to terminate and annul the Transaction Agreement. The Company confirms that the Closing of the acquisition of the Target Company has not taken place and the Company has not issued any ordinary shares to the Seller as Consideration Shares pursuant to the Transaction Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer